

07005903

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2595BD

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC and subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia — 212-632-6524
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 03 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

AFFIRMATION

I, Michael J. Castellano, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2006 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



February 27, 2007
Date

Michael J. Castellano
Chief Financial Officer

Subscribed and sworn
to before me this 27th
day of February 2007



JENNIE LEUNG
NOTARY PUBLIC, State of New York
No. 01LE6020781
Qualified in Queens County
Commission Expires March 1, 2007

LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595BD)



CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2007

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
(Dollars In Thousands)

ASSETS	
Cash	$ 148,822
Securities owned, at market value - money market instruments	214,777
Receivables, net:	
Fees	254,196
Affiliates	92,769
Other receivables	26,704
Long-term investments, at fair value	120,220
Property, net	17,692
Other assets	27,899
TOTAL ASSETS	$ 903,079
LIABILITIES, MINORITY INTEREST AND MEMBER'S EQUITY	
Accrued compensation and benefits	$ 172,009
Payable to affiliates	159,811
Other liabilities	98,132
Total liabilities	429,952
COMMITMENTS AND CONTINGENCIES	
MINORITY INTEREST	54,598
MEMBER'S EQUITY (including $7,725 of accumulated other comprehensive income)	418,529
TOTAL LIABILITIES, MINORITY INTEREST AND MEMBER'S EQUITY	$ 903,079

See notes to consolidated statement of financial condition.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
(Dollars In Thousands)

1. ORGANIZATION

The Consolidated Statement of Financial Condition of Lazard Frères & Co. LLC and subsidiaries (the "Company"), a wholly-owned subsidiary of Lazard Group LLC, (formerly Lazard LLC) ("Lazard Group"), include the accounts of Lazard Frères & Co. LLC ("LF&Co. LLC") as well as its wholly-owned, non-guaranteed subsidiary, Lazard Asset Management LLC and subsidiaries (collectively "LAM LLC"), and LFNY Funding LLC ("LFNY Funding").

Services provided by the Company include:

- Financial Advisory, which includes providing advice on mergers, acquisitions, restructurings and other financial matters, and
- Asset Management, which includes the management of equity and fixed income securities and merchant banking funds.

On May 10, 2005, Lazard Group effected a restructuring of its businesses and, as a part of such restructuring, transferred certain of its businesses to LFCM Holdings LLC (the "Separation"). The Separation was effected pursuant to a master separation agreement by and among Lazard Ltd ("Lazard Ltd"), a Bermuda company and the parent company of Lazard Group, Lazard Group, LAZ-MD Holdings LLC ("LAZ-MD Holdings"), a Delaware limited liability company consisting of current and former managing directors of the businesses of Lazard Group and LFCM Holdings LLC ("LFCM Holdings") that holds interests in Lazard Group, and LFCM Holdings. In accordance with the provisions of such master separation agreement, the Company transferred to LFCM Holdings on May 10, 2005, its capital markets and alternative investing businesses which consisted of equity, fixed income and convertibles sales and trading, brokerage, research and underwriting services, and certain merchant banking fund management activities as well as other specified non-operating assets and liabilities. After these transfers and contributions, Lazard Group distributed all of the limited liability company interests in LFCM Holdings to LAZ-MD Holdings, which then distributed all such interests to the members of LAZ-MD Holdings.

At December 31, 2006, assets and liabilities approximating $333,464 and $333,806 respectively were attributable to subsidiaries that were not consolidated for purposes of LF&Co. LLC's unaudited FOCUS filing at December 31, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which includes industry practice. The Company's policy is to consolidate all majority-owned subsidiaries in which it has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The Consolidated Statement of Financial Condition is presented in U.S. dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (i.e., the currency in which operational activities are

primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year.

Use of Estimates - In preparing the Consolidated Statement of Financial Condition, management makes estimates and assumptions regarding:

- Valuations of assets and liabilities requiring fair value estimates including, but not limited to:
  - Securities owned;
  - Long-term investments;
  - Allowance for doubtful accounts;
- The outcome of litigation;
- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Statement of Financial Condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Statement of Financial Condition, and it is possible that such changes could occur in the near term.

Long-Term Investments - Long-term investments consist principally of investments in merchant banking and alternative investment funds, restricted equity securities and other privately managed investments. These investments are carried at fair value on the Consolidated Statement of Financial Condition. Where applicable, the fair value of a publicly traded investment is determined by quoted market prices. Most of the Company's investments included in "Long-term investments, at fair value" however, are not publicly traded and, as a result, are valued based upon management's best estimate. The fair value of such investments is based upon an analysis of the investee's financial results, condition, cash flows and prospects. The carrying value of such investments is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by third party transactions or transactions that directly affect the value of such investments. The Company's investments in partnership interests are recorded at fair value based on changes in the fair value of the partnerships' underlying net assets. Because of the inherent uncertainty in the valuation of investments that are not readily marketable, estimated values may differ materially from the values that would have been reported had a ready market for such investments existed.

Fees Receivable - Fees receivable, primarily consisting of investment banking fees and management and investment advisory fees, is stated net of an allowance for doubtful accounts of $139 at December 31, 2006. Management of the Company derives the estimate by utilizing past client history and an assessment of the client's creditworthiness.

Other Receivables – Other receivables consist of receivables from a broker dealer of $4,091 for referral fees from Lazard Capital Markets LLC ("LCM") for introducing underwriting transactions that generate management and underwriting fees to LCM and receivables related to the settlement of mutual fund transactions in LAM UK operations amounting to $22,613 as of December 31, 2006. These receivables are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Property, net - At December 31, 2006 property-net consists of the following:

Leasehold Improvements	$ 74,428
Furniture and Equipment	9,112
Total	83,540
Less - Accumulated depreciation and amortization	65,848
Property, net	$ 17,692

Leasehold improvements, furniture and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 5 and 12 years. Depreciation of furniture and equipment is determined using estimated useful lives, generally between two to five years.

Minority Interest - Minority interest in the Consolidated Statement of Financial Condition includes interests in various LAM LLC related general partnerships held by others, as well as, capital contributed to LAM LLC by its members. The Company consolidates general partnership interests that it controls but does not wholly own.

Fair Value - Substantially all assets and liabilities in the Consolidated Statement of Financial Condition, are carried at amounts that approximate fair value.

Investment Banking and Other Advisory Fees – The Company generates a substantial portion of its revenue from providing investment banking and other advisory services to clients. The Company recognizes revenue on these transactions when earned, which is generally the date the related transactions are consummated.

The Company's clients generally enter into agreements with the Company that varies in duration depending on the nature of the service provided. Generally, payments are collected within 60 days of billing or longer periods of time with respect to billings related to restructurings and our Private Fund Advisory Group activities. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred to match revenue recognition. Investment banking and other advisory fees are presented net of transaction related expenses. Receivables relating to investment banking and other advisory fees are reported in Fees Receivable, net on the Consolidated Statement of Financial Condition.

Money Management Fees – Money management fees are derived from fees for investment management and advisory services provided to institutional and private clients. Revenue is recorded on an accrual basis primarily based on the contractual investment advisory fee applied to the level of client assets under management. Fees vary with the type of assets managed, with higher fees earned on actively managed equity assets, alternative investments (such as hedge funds), and lower fees earned on fixed income and money market products. The Company also earns performance-based incentive fees on some investment products, such as hedge funds and merchant banking funds. Incentive fees on hedge funds are generally recorded at the end of the year and are typically calculated based on a specified percentage of a fund's net appreciation during the year. Incentive fees on hedge funds are generally subject to loss carry-forward provisions in which losses incurred by the funds in any year are applied against future period net appreciation before any incentive fees can be earned. Receivables relating to management fees are reported in Fees Receivable, net on the Consolidated Statement of Financial Condition.

Soft Dollar Arrangements - The Company's Asset Management business obtains research and other services through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, the Asset Management business does not have any contractual obligation or arrangement requiring it to pay for research and other services obtained through soft dollar arrangements with brokers. Instead, the broker is obligated to pay for the services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other services obtained by the Asset Management business pursuant to such soft dollar arrangements. If the use of soft dollars is limited or prohibited in the future by regulation, we may have to bear the costs of research and other services.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a tax position taken in a tax return. FIN 48 provides a benefit recognition model with a two-step approach consisting of a "more-likely-than-not" recognition criteria, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. FIN 48 is effective as of the beginning of the first annual period beginning after December 15, 2006. We are currently assessing the impact of adopting FIN 48 on the Consolidated Statement of Financial Condition of the Company.

In September 2006, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require the use of fair value measurements. SFAS 157 is effective for interim and annual financial statements issued for fiscal years beginning after November 15, 2007. We are currently assessing the impact of adopting SFAS 157 on the Consolidated Statement of Financial Condition of the Company.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits an entity to choose to measure various financial instruments and certain other items at fair value. It provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement requires that a business entity report unrealized gains and losses, on items for which the fair value option has been elected, in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of the first annual period beginning after November 15, 2007. We are currently assessing the impact of adopting SFAS 159 on the Consolidated Statement of Financial Condition of the Company.

4. VARIABLE INTEREST ENTITES

The Company is involved with various entities in normal course of business that are variable interest entities ("VIE's") and may hold variable interests in such VIE's. Transactions associated with these entities primarily include investment management. The Company currently consolidates entities in which it has a controlling financial interest in accordance with U.S. GAAP.

5. RELATED PARTY TRANSACTIONS

In the normal course of business the Company transacts business with, or provides services for, certain affiliates and subsidiaries of Lazard Group. In addition, the Company maintains investments in various affiliated entities. Pursuant to agreements with certain of these entities, the Company may make additional capital contributions at the request of the respective entity. A description of material related party transactions included in the Consolidated Statement of Financial Condition of the Company as of December 31, 2006 is set forth below.

Investment Banking and Other Advisory Fees - The Company, in the normal course of business, will periodically share investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain transactions.

Additionally, pursuant to the business alliance agreement Lazard Group entered into with LFCM Holdings in connection with the separation, LFCM Holdings generally underwrites and distributes U.S. securities offerings originated by our Financial Advisory business in a manner intended to be similar to our practice prior to the separation, with revenue from such offerings generally continuing to be divided evenly between Lazard Group and LFCM Holdings.

Executive Management Service Charge - The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC, is allocated a portion of the costs associated with the management, administration and operations of Lazard Group. Such costs are allocated based on the relative percentage of revenues of each affiliate.

Operating Expense Reimbursements - Through agreements with certain affiliates, the Company may either directly incur or reimburse operating expenses incurred by such affiliates plus an agreed-upon margin.

Additionally, pursuant to the administration services agreement, dated May 10, 2005, by and among LAZ-MD Holdings, LFCM Holdings and Lazard Group (the "administration services agreement"), Lazard Group, through the Company and its subsidiaries, provides selected administration and support services to LAZ-MD Holdings and LFCM Holdings, such as cash management and debt service administration, accounting and financing activities, tax, payroll, human resources administration, financial transaction support, information technology, public communications, data processing, procurement, real estate management, and other general administrative functions. As one of the subsidiaries that provide services, the Company charges for the services it provides based on Lazard Group's cost allocation methodology. The services provided by Lazard Group to LFCM Holdings and by LFCM Holdings to Lazard Group under the administrative services agreement generally will be provided until December 31, 2008. LFCM Holdings and Lazard Group have a right to terminate the services earlier if there is a change of control of either party or the business alliance agreement expires or is terminated. The party receiving a service may also terminate a service earlier upon 180 days' notice as long as the receiving party pays the service provider an additional three months of service fee for terminated service.

Receivable from Affiliates – Receivable from affiliates of $92,769 includes a non-interest bearing loan to Lazard Group, issued by LFNY Funding LLC, a wholly owned subsidiary of the Company, amounting to $77,156 at December 31, 2006.

Payable to Affiliates – In connection with Lazard Group's 2003 creation of a strategic alliance in Italy with Banca Intesa SPA ("Intesa"), which was subsequently terminated on May 15, 2006, Lazard Italy loaned a portion of the proceeds received from Intesa to LFNY Funding LLC.

At December 31, 2006, the Loan between the Company and Lazard Italy of 84,652 Euro and unpaid interest of 3,809 Euro has a U.S. dollar equivalent outstanding amount of $116,504. Such amount is included in payable to affiliates on the Consolidated Statement of Financial Condition. The Loan bears interest, payable annually at a rate of 4.5% per annum, and has a maturity date in June 2033. Subject to certain conditions, the maturity date can be extended for up to three additional five-year periods. The Loan can be prepaid without penalty or premium. The Company does not hedge the Euro portion of the Loan and is therefore subject to currency risk in the event of fluctuations in foreign exchange rates.

In connection with the affiliates fee sharing agreements, the Company has a payable amounting to $32,191 representing our affiliates share of investment banking and other advisory fees.

6. EMPLOYEE BENEFIT PLANS

The Company, through its subsidiaries, provides retirement and other post-employment benefits to certain of its employees through defined contribution and defined benefit pension plans and other post-retirement benefit plans. The Company has the right to amend or terminate its benefit plans at any time subject to the terms of such plans.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"), which the Company adopted as of December 31, 2006. In accordance with SFAS 158, the Company recognized in its Consolidated Statement of Financial Condition, the funded status of its defined benefit pension and other post-retirement benefit plans, measured as the difference between the fair value of the plan assets and the corresponding benefit obligations. Additionally, pursuant to SFAS 158, the Company will recognize changes in the funded status of its defined benefit pension plans and other post-retirement benefit plans in accumulated other comprehensive income in its Consolidated Statement of Financial Condition.

The following table summarizes the effect of changes in the additional minimum pension liabilities ("AML") as of December 31, 2006 prior to the adoption of SFAS 158, as well as the impact of the initial adoption of SFAS 158 on the Company's December 31, 2006 Consolidated Statement of Financial Condition:

	December 31, 2006 Prior to AML And SFAS 158 Adjustments	AML Adjustments	SFAS 158 Adjustments	December 31, 2006 After AML and SFAS 158 Adjustments
Prepaid pension costs (included in "other assets")........	$ 9,039	$	$ (8,663)	$ 376
Pension liability (included in "other liabilities").........	(11,773)	1,761	8,663	(1,349)
Post-retirement liabilities (included in "other liabilities")	(10,039)		1,754	(8,285)
Accumulated other comprehensive (income) loss (pre tax)	18,045	(1,761)	(1,754)	14,530

The Company's LFNY Pension and Post-Retirement Benefits Plans are described below.

Pension and Post-Retirement Benefits - The Company has two non-contributory defined benefit pension plans-the Employees' Pension Plan ("EPP"), which provides benefits to participants based on certain averages of compensation, as defined, and the Employees' Pension Plan Supplement ("EPPS"), which provides benefits to certain employees whose compensation exceeds a defined threshold. It is the Company's policy to fund EPP to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). EPPS is a non-qualified supplemental plan that was

unfunded at December 31, 2006. The Company utilizes the "projected unit credit" actuarial method for financial reporting purposes.

Effective January 31, 2005, the EPP and the EPPS was amended to cease future benefit accruals and future participation. As a result of such amendment, active participants will continue to receive credit for service completed after January 31, 2005 for purposes of vesting; however, future service does not count for purposes of future benefit accruals under the plans. Vested benefits for active participants as of January 31, 2005 have been retained.

Defined Contribution Plan - The Company sponsors a defined contribution plan, which covers substantially all of its employees. The Company historically has not matched employee contributions to the plan. The plan was amended on December 14, 2004 to provide for certain matching contributions by the Company as described below. The Company also sponsors a profit sharing plan for eligible Managing Directors of the Company. There were no required contributions for the plan in 2006.

Effective January 1, 2005, the Defined Contribution Plan (the "401(k) Plan") implemented an employer match to participant pre-tax contributions. The Company matches 100% of pre-tax contributions, excluding catch-up contributions, to the 401(k) Plan up to 4% of eligible compensation. Participants are 100% vested in all employer-matching contributions after three years of service. Any service accrued prior to January 1, 2005 counts toward this three-year vesting requirement.

Other Plans – Lazard Group also has an incentive compensation plan (the "Plan") pursuant to which amounts are invested in a sponsored investment vehicle for certain key employees of Lazard Group. The Company records expenses for the Plan based on an allocation from Lazard Group on the dates on which capital calls from such vehicle are funded. At December 31, 2006, the Company had remaining commitments of approximately $443 under the Plan.

Post Retirement Medical Plan - The Company also has a non-funded contributory post-retirement medical plan (the "Medical Plan") covering substantially all of its employees. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after reaching age 62 and completing 10 years of service.

Effective January 1, 2005, post-retirement health care benefits are no longer offered to active managing directors and employees employed before the effective date who attain the age of 40 after December 31, 2005. In addition, effective January 1, 2006, the cost sharing policy changed for those who qualify for the benefit.

Settlement Transactions Relating to LFNY's EPP, EPPS and Medical Plan. During the year ended December 31, 2006, the Company recognized a settlement loss attributable to settlements with pension plan participants who elected lump sum payments upon their retirement or discontinuation of service to the Company. In addition, during the year ended December 31, 2006, the Company recognized a settlement loss relating to the Medical Plan, which was due to a cash settlement of plan obligations to LFCM Holdings, which resulted in a plan remeasurement.

Assumptions – Generally, the Company determined the discount rate for its defined benefit plan by utilizing indices for long term, high quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plan liabilities. In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan. The expected long-term rate of return on plan assets is based on expected returns on different asset classes held by the

plan in light of prevailing economic conditions as well as historic returns. This included considering the trusts' asset allocation and the expected returns likely to be earned over the life of the plan. This basis is consistent with the prior year.

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for the computation of the December 31, 2006 benefit obligation. The rate was assumed to decrease gradually to 6% through 2008 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's post-retirement plans. A 1% change in the assumed healthcare cost trend would have the following effects:

	1% Increase	1% Decrease
Costs	$ 69	$ (58)
Obligations	$ 1,073	$ (908)

The following table summarizes the components of benefit costs, return on plan assets, benefits paid and contributions for the period January 1, 2006 to December 31, 2006:

	Employee Pension Plan	Employee Pension Plan Supplement	Postretirement Benefits
Components of Net Periodic Benefit Costs:			
Service cost			$ 133
Interest cost	$ 1,606	$ 62	362
Expected return on plan assets	(2,088)		
Amortization of prior service costs of credits in other comprenhensive income			(1,382)
Recognized (gain)/loss	408		283
Net periodic benefit cost (credit)	(74)	62	(604)
Settlement (curtailments)	1,139	(7)	303
Total periodic benefit cost (credit)	$ 1,065	$ 55	$ (301)
Actual return on plan assets	$ 2,794		
Employer contribution	$ 2,500	$ 128	$ 432
Settlement to LFCM Holdings			$ (1,002)
Benefits paid	$ (4,664)	$ (128)	$ (432)

The amounts in accumulated other comprehensive income on the Consolidated Statement of Financial Condition that are expected to be recognized as components of net periodic benefit cost (credit) for the year ending December 31, 2007 are as follows:

	Pension Plan	Post-Retirement Medical Plan	Total
Prior service cost (credit)		$(1,382)	$(1,382)
Net actuarial loss	$387	588	975

The following table summarizes the benefit obligations, the fair value of the assets and the funded status at December 31, 2006:

	Employee Pension Plan	Employee Pension Plan Supplement	Postretirement Benefits
Change in Benefit Obligation			
Benefit obligation at beginning of year	$ 29,564	$ 1,162	$ 7,265
Service cost			133
Interest cost	1,606	62	362
Actuarial (gain) loss	1,391		1,959
Benefits paid	(4,664)	(128)	(432)
Settlement to LFCM Holdings			(1,002)
Settlement (curtailments)	594	7	
Benefit obligation at end of year	$ 28,491	$ 1,103	$ 8,285
Change in Plan Assets			
Fair value of plan assets at beginning of year	$ 28,238		
Actual return on plan assets	2,794		
Employer contribution	2,500	$ 128	$ 432
Benefits paid	(4,664)	(128)	(432)
Fair value of plan assets at end of year	$ 28,868	$	$
Funded surplus (deficit) at end of year	$ 376	$ (1,103)	$ (8,285)
Amount recognized in the Consolidated Statement of Financial Condition consists of:			
Prepaid Pension Assets	$ 376		
Accrued Supplemental Pension Liability		$ (1,103)	
Postretirement Medical Liability			$ (8,285)
Net amount recognized	$ 376	$ (1,103)	$ (8,285)
Amounts Recognized in Accumulated Other Comprenhensive (income)/loss consists of:			
Actuarial net loss	$ 8,663	$ 15	$ 3,414
Prior service costs (credit)			(5,168)
Net amount recognized	$ 8,663	$ 15	$ (1,754)
Weighted-average assumptions used to determine Benefit Obligations at December 31, 2006:			
Discount rate	5.50 %	5.50 %	5.50 %
Expected return on plan assets	8.00 %	na	na
Rate of compensation increase	na	na	na
Weighted-average assumptions used to determine Net Periodic Benefit Cost at December 31, 2006:			
Discount rate	5.50 %	5.50 %	5.50 %
Expected return on plan assets	8.00 %	na	na
Rate of compensation increase	na	na	na

* 5.50% was used to determine net periodic benefit cost from January, 2006 through June, 2006, 6.25% discount rate was used from July, 2006 through September, 2006, a 5.75% from October through December, 2006 and 5.50% at December 31, 2006.

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Pension	Pension Plan Supplement	Postretirement Benefits
2007	$ 1,322	$ 24	$ 430
2008	1,358	76	430
2009	1,368	125	462
2010	1,403	119	500
2011	1,439	160	538
2012 - 2016	7,765	440	3,113

Plan Assets - The Company's pension plan weighted-average asset allocations at December 31, 2006 by asset category are as follows:

Asset Category	December 31, 2006
Equity Securities	50%
Debt Securities	50%

Investment Policies and Strategies - The Company's Employees' Pension Trust - The primary investment goal is to ensure that the plan remains well funded, taking account of the likely future risks to investment returns and contributions. As a result, a portfolio of assets is maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plan without exposing the trust to an unacceptable risk of under funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plan over a reasonable time period is considered when determining the level of risk that is appropriate.

Measurement Date - The measurement date for the Company's employee benefit plans was December 31, 2006.

Cash Flows

Employer Contributions - The Company made a contribution to the EPP during the year ended December 31, 2006 in the amount of $2,500.

Employee Contributions - Employee pension contributions are neither required nor allowed.

Employees of Lazard Asset Management, Limited, a subsidiary of LAM LLC, are covered by a defined benefit pension plan of Lazard & Co., Holdings Limited, a UK affiliate. The cumulative unamortized actuarial loss allocated to LAM LLC relating to this plan at December 31, 2006 was $7,604, which is included in accumulated other comprehensive income in the Consolidated Statement of Financial Condition.

7. LAZARD LTD EQUITY INCENTIVE PLAN

A description of Lazard Ltd's, the Company's ultimate parent, Equity Incentive Plan, and activity with respect thereto during the year ended December 31, 2006 related the Company is presented below.

Shares Available Under the Equity Incentive Plan - The Equity Incentive Plan authorizes the issuance of up to 25,000,000 shares of Class A common stock pursuant to the grant or exercise of stock options, stock appreciation rights, restricted stock, stock units and other equity-based awards. Each stock unit granted under the Equity Incentive Plan represents a contingent right to receive one share of Class A common stock of Lazard Ltd, at no cost to the recipient. The fair value of such stock unit awards is determined based on the closing market price of the Lazard Ltd's Class A common stock at the date of grant.

Restricted Stock Unit Grants ("RSUs") - RSUs require future service as a condition for the delivery of the underlying shares of Class A common stock and convert into Class A common stock on a one-for-one basis after the stipulated vesting periods. The fair value of the RSUs, net of an estimated forfeiture rate, is amortized over the vesting periods or requisite service periods as required under SFAS 123R. The Company is allocated an expense from Lazard Ltd based on the RSUs granted to its employees. RSUs issued subsequent to December 31, 2005 generally include a dividend participation right that provides that during vesting periods each RSU is attributed additional RSUs (or fractions thereof) equivalent to any ordinary quarterly dividends paid on Class A common stock during such period. During the year ended December 31, 2006, such dividend participation rights required the issuance of 6,266 RSUs.

The following is a summary of activity relating to RSUs during the year ended December 31, 2006:

	RSUs	
	Units	Grant Date Weighted Average Fair Value
Balance, December 31, 2005	894,900	$23.74
Granted (including 6,266 RSUs relating to dividend participation)	880,149	$35.83
Forfeited	(32,603)	$31.24
Converted	—	—
Balance, December 31, 2006	1,742,446	$31.20

Unrecognized RSU compensation expense is expected to be recognized over a weighted average period of approximately 3.4 years. The ultimate amount of such expense is dependent upon the actual number of RSUs that will vest.

Lazard Ltd periodically assesses the forfeiture rates used for such estimates. A change in estimated forfeiture rates could cause the aggregate amount of compensation expense recognized in future periods to differ from the estimated unrecognized compensation expense described herein.

In January, 2007, the Company granted 1,738,405 RSUs to eligible employees that vest at various dates during the period ending March, 2011, and had a weighted average fair value on the date of grant of $50.08 per RSU. The compensation expense with respect to these grants, net of forfeitures, will be recognized over a weighted average period of 3.0 years.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space under non-cancelable operating lease agreements, which expire on various dates through 2013. Such lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. The Company subleases office space under agreements, which expire on various dates through March 2013. Minimum rental commitments, excluding sublease income, under these leases are as follows:

December 31	Minimum Rental Commitments
2007	$ 23,026
2008	22,699
2009	22,457
2010	22,099
2011	21,937
Thereafter	18,419
Total	$ 130,637

Other Commitments - At December 31, 2006, the Company had agreements related to future minimum payments to certain senior advisors and employees. These future minimum payments amount to $12,920, $4,692, and $786 for the years ended December 31, 2007, 2008 and 2009, respectively. Such agreements are cancelable under certain circumstances.

Legal - The Company's businesses, as well as the financial services industry generally, are subject to extensive regulation throughout the world. The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Management believes, based on current available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but may be material to its operating results or cash flows for any particular period, depending upon the operating results for such period. The Company reviews such matters on a case by case basis and establishes its reserves in accordance with SFAS No. 5, "Accounting for Contingencies".

The Company has received a request for information from the National Association of Securities Dealers, Inc. ("NASD") as part of what it understands to be an industry investigation relating to gifts and gratuities, which is focused primarily on the Company's former Capital Markets business, which business was transferred to LFCM Holdings as a part of the Separation. In addition, the Company has received requests for information from the NASD, SEC and the U.S. Attorney's Office for the District of Massachusetts seeking information concerning gifts and entertainment involving an unaffiliated mutual fund company, which are also focused on that same business. The Company believes that other broker-dealers have also received requests for information. In the course of an internal review of these matters, there have been resignations or discipline of certain individuals associated with the Company's former Capital Markets business. These investigations are continuing and the Company cannot predict their potential outcomes, which outcomes, if any, could include regulatory consequences. Accordingly, the Company has not recorded an accrual for losses related to any such judicial, regulatory or arbitration proceedings.

The master separation agreement that Lazard Ltd entered into with Lazard Group, LAZ-MD Holdings and LFCM Holdings provides, among other things, that LFCM Holdings generally will indemnify

Lazard Ltd, Lazard Group and LAZ-MD Holdings for losses that we incur arising out of, or relating to, the separated businesses and the businesses conducted by LFCM Holdings. Our ability to collect under the indemnities from LAZ-MD Holdings or LFCM Holdings depends on their financial position.

9. MEMBER'S EQUITY

Pursuant to the Company's Operating Agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year. Such installment distributions began in February 2007 and totaled $125,000 through February 27, 2007. In addition, other periodic distributions are made to Lazard Group in the normal course of business.

10. REGULATORY AUTHORITIES

LF&Co. LLC is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method, the minimum required net capital, as defined, shall be 6-2/3% of total aggregate indebtedness, as defined, or $5, whichever is greater. At December 31, 2006, the Company's regulatory net capital required was $5,766, and its regulatory net capital in excess of the minimum was $113,867.

Certain LAM LLC subsidiaries are subject to various other capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2006, each of these subsidiaries individually was in compliance with its capital requirements.

11. INCOME TAXES

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to its asset management subsidiaries that are taxed in the countries in which they operate and LAM LLC's New York City Unincorporated Business Tax.

12. SUBSEQUENT EVENT

Sale of interest in Lazard Group's European Companies to Maison Lazard SAS - On January 31, 2007 as part of a global restructuring of Lazard Group's European operations, the Company sold all of its interests in the five European companies it partially owned to Maison Lazard SAS for $86,000. The Company had recorded such interests in "Long-term investments, at fair value" on the Consolidated Statement of Financial Condition at a carrying value of $27,154 as of December 31, 2006. The difference between the purchase price and carrying value of such interests in the amount of $58,846 has been recorded in Member's Equity pursuant to SFAS 141, "Business Combinations", for transactions between entities under common control.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2007

Lazard Frères & Co. LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with the standards of the Public Company Accounting Oversight Board (United States) we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END